Exhibit 99.1

Subsea 7 S.A. awarded contracts on the
Greater Ekofisk Area in the North Sea

Luxembourg – April 8, 2011 – Subsea 7 S.A. (Oslo Børs: SUBC) announced today the award of two SURF contracts with an approximate total value of $150 million from ConocoPhillips Skandinavia AS, on the Greater Ekofisk Area in the North Sea.

The first contract is for the engineering, procurement, fabrication, installation and hyperbaric weld tie-in of a new water injection line. The new line will be connected with inline Tee structure to an existing 24” water injection pipeline on the Eldfisk Field. The scope also includes umbilical and Host Protection Structure installation. Engineering will commence in the second half of 2011, with offshore operations primarily in 2012.

The second contract is for the engineering, procurement, installation and tie-in of spools, associated structures and production covers for the 24” and 30” oil and gas export pipelines to the new 2/7S platform on the Ekofisk Field. The scope also includes the re-routing of the 14” Embla production line to the new platform. Engineering will commence in the second half of 2011, with offshore operations in 2012, 2013, 2014 and 2015.

*********************************************************************************************************************
Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

*********************************************************************************************************************

Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

If you no longer wish to receive our press releases please contact: karen.menzel@subsea7.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the value of the awarded contract, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.